

Mail Stop 3561

August 14, 2009

Mr. Liang Yuan
Chief Executive Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
China

> **Re:** **Origin Agritech Limited**
> **Form 20-F for Fiscal Year Ended September 30, 2008**
> **Filed April 3, 2009**
> **Response Letter Dated July 29, 2009**
> **File No. 000-51576**

Dear Mr. Yuan:

We have reviewed your filing and response letter and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Note 14. Convertible Notes, page F-30

1.   Please explain to us the basis for how you determined the interest payments and the principle payments in 2012 in each of the two cash flow analyses you provided in your response to comment 2 of our letter dated July 10, 2009. In addition, provide us with the present value of the remaining cash flows under the

terms of the original instrument dated July 28, 2007, and the comparison of such present value with that of the new debt instrument dated July 28, 2008.

*   *   *   *

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provide requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services